UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Endava plc
(Name of Issuer)

Class A ordinary shares, nominal value £0.02 per ordinary share
(Title of Class of Securities)

29260V105**
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 29260V105 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The New York Stock Exchange under the symbol “DAVA.” Each ADS represents one Class A Ordinary Share of the Issuer. No CUSIP number has been assigned to the Class A Ordinary Shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29260V105	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
John Cotterell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,064,502

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
5,064,502

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,064,502

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.0%

12	TYPE OF REPORTING PERSON
IN

CUSIP No. 29260V105	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:
         Endava plc (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:
         The Issuer’s principal executive offices are located at 125 Old Broad Street, London EC2N 1AR.

Item 2(a).	Name of Persons Filing:
         John Cotterell

Item 2(b).	Address of Principal Business Office or, if None, Residence:
         125 Old Broad Street
London EC2N 1AR

Item 2(c).	Citizenship:
         United Kingdom

Item 2(d).	Title of Class of Securities:
         Class A ordinary shares, nominal value £0.02 per ordinary share (the “Class A Shares”)

Item 2(e).	CUSIP Number: 29260V105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
         Not applicable.

CUSIP No. 29260V105	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a)
As of December 31, 2022, Mr. Cotterell beneficially owned 5,064,502 Class A Shares, of which 521,092 were held as Class A Shares, and 4,543,410 were held, directly by Mr. Cotterell or in a trust for which he is trustee, as Class B ordinary shares (“Class B Shares”) that may be converted into Class A Shares within 60 days of December 31, 2022.

Mr. Cotterell and the trust also hold an additional 3,956,590 Class B Shares that are not convertible into Class A Shares within 60 days of December 31, 2022, and accordingly are not included in the shares beneficially owned by Mr. Cotterell as of December 31, 2022. The Class B Shares will become convertible into Class A Shares not later than July 26, 2023.

(b)
Percent of Class: 11.0%, which is based on a total of 41,411,007 total Class A Shares outstanding as of December 31, 2022. Mr. Cotterell’s holdings represent 42.3% of the total voting power of the Issuer, with all outstanding Class A Shares and Class B Shares voting as a single class.

Each Class A Share is entitled to one vote per share and each Class B Share is entitled to ten votes per share.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 5,064,502
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition: 5,064,502
(iv)	shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class.
         Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
         Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
         Not applicable.

Item 8.	Identification and Classification of Members of the Group.
         Not applicable.

Item 9.	Notice of Dissolution of Group.
         Not applicable.

Item 10.	Certification.
         Not applicable.

CUSIP No. 29260V105	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 13, 2023

By: /s/ John Cotterell
John Cotterell